April 17, 2012

VIA EDGAR CORRESPONDENCE

Mr. Kieran G. Brown

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC

Re:	Global X Funds (“Trust”), SEC File Nos. 333-151713 and 811-22209

Dear Brown,

We are writing in response to oral comments you provided to Daphne Chisolm on March 29, 2012 with respect to the registration statement (the “Registration Statement”) filed by the Trust on Form N-1A under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”). On behalf of the Trust, we have set out below the SEC staff’s comment on the Registration Statement, along with the Trust’s responses to those comments.

Prospectus -- Global Comments

Fee Table

1.	Comment: Please consider adding a line item for “Current Income Tax Expenses” and “Deferred Income Tax Expenses” and making corresponding changes to footnote 1.
Response: We have the fee table to be consistent with the requirements of Form N-1A.

Principal Investment Strategies

2.	Comment: Provide a representation that each Fund anticipates investing more than 80% of its assets in the securities of its Underlying Index.
Response. The Adviser represents that each Fund anticipates investing more than 80% of its assets in the securities of its Underlying Index.

Mr. Kieran G. Brown

Securities and Exchange Commission

April 17, 2012

3.	Comment: Please state that each Fund will invest in “securities that have economic characteristics of MLPs.”
Response: We have revised the disclosure consistent with this comment.

4.	Comment: Each Fund has two 80% investment policies. Please clarify that both policies are non-fundamental and require 60 days’ prior written notice to shareholders before they can be changed.
Response: We have revised the disclosure consistent with this comment.

5.	Comment: Each Fund describes circumstances that may cause the Fund to utilize a representative sampling strategy. Are there other circumstances not discussed in the prospectus that may cause the Fund to utilize a representative sampling strategy?
Response: We are not aware of any additional circumstances at this time.

6.	Comment: The paragraph beginning “[d]ue to the nature of the Fund’s investments” is duplicative of information found elsewhere in the Prospectus. Please revise this paragraph to only include one or two sentences.
Response: We have revised the disclosure consistent with this comment.

Summary of Principal Risks

7.	Comment: Please replace the fourth sentence of the paragraph entitled “Returns of Capital Distributions From the Fund Reduce the Tax Basis of Fund Shares” with the following sentence: Shareholders who sell their Shares for less than they bought them may still recognize a gain due to the reduction in tax basis.
Response: We have revised the disclosure consistent with this comment.

8.	Comment: Please replace “lost” with “loss” in the paragraph entitled “Tax Status of the Fund.”

Response: We have revised the disclosure consistent with this comment.

Additional Information About the Funds’ Strategies and Risks

9.	Comment: Please provide a brief summary of the 1940 Act “borrowing” requirements as referenced in the paragraph entitled “Leverage.”

Response: We believe the disclosure is consistent with the requirements of Form N-1A.

10.	Comment: Please consider adding clarifying language with respect to Investment Restriction #7.

Mr. Kieran G. Brown

Securities and Exchange Commission

April 17, 2012

Response: We believe the disclosure is consistent with the requirements of Form N-1A.

* * *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Trust has included disclosure in accordance with the foregoing response in a post-effective amendment to the Trust’s registration statement, which the Trust filed via EDGAR today. Please feel free to contact me at (704) 806-2387 if you have any questions concerning the foregoing.

Sincerely,

/s/ Daphne Tippens Chisolm

Daphne Tippens Chisolm

Law Offices of DT Chisolm, PC